     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE   , 1994

                                                         REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         REGIONS FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

           DELAWARE                         6711                        63-0589368
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               VIRGINIA L. MARTIN
                                 LEGAL OFFICER
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7060
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ---------------------
                                    COPY TO:
                              CHARLES C. PINCKNEY
                        1700 FIRST ALABAMA BANK BUILDING
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: from time to time after this Registration Statement becomes effective as the Registrant may determine.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check this box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                              PROPOSED MAXIMUM PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT       OFFERING PRICE      AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED TO BE REGISTERED     PER UNIT*     OFFERING PRICE* REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
Debt Securities..............   $100,000,000        100%         $100,000,000      $34,482.76
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

     * Estimated solely for purposes of computing the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS

                         REGIONS FINANCIAL CORPORATION

                                DEBT SECURITIES

     Regions Financial Corporation ("Regions") intends to offer from time to time in one or more series up to $100,000,000 in aggregate initial offering price of its unsecured notes, debentures, bonds or other evidences of indebtedness (the "Debt Securities"), which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"). The Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"), which will be delivered to the offerees.

     The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of Regions (as described herein). The Prospectus Supplement will set forth the terms of such Debt Securities, including the specific designation, whether senior or subordinated, aggregate principal amount, authorized denominations, any premium, interest rate (which may be fixed or variable), if any, interest payment dates, if any, maturity, any optional or mandatory redemption terms, any sinking fund provisions, any conversion terms, the initial public offering price and any other terms of the offering.

     The Debt Securities may be sold (i) to or through underwriters or dealers, on a negotiated or competitive bid basis, such underwriters or dealers to be designated at the time of sale, (ii) through agents designated from time to time or (iii) directly by Regions. The names of any underwriters or agents of Regions involved in the sale of the Debt Securities, and any applicable commissions or discounts, will be set forth in the corresponding Prospectus Supplement. The net proceeds to Regions from such sale also will be set forth in the corresponding Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
 OBLIGATIONS OF A DEPOSITORY INSTITUTION BUT ARE DEBT OBLIGATIONS OF
  REGIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
   CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this Prospectus is             , 1994.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus or the corresponding Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by Regions or the underwriters. Neither this Prospectus nor the corresponding Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and the corresponding Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Regions since such date.

                             AVAILABLE INFORMATION

     Regions is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     This Prospectus constitutes part of the Registration Statement on Form S-3 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Debt Securities offered hereby. This Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the Debt Securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

          2. Regions' Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

          3. Regions' Current Report on Form 8-K filed with the SEC and dated as of December 31, 1993.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1993 incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year ("Annual Report to Stockholders"), but does not incorporate other portions of the Annual Report to Stockholders. Only those portions of the Annual Report to Stockholders captioned "Financial Summary & Review 1993," "Financial Statements and Notes" and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     Copies of documents incorporated herein by reference, excluding exhibits not specifically incorporated into the information incorporated herein, are available without charge upon written or telephone request to Stockholder Assistance, Mr. Ronald C. Jackson, Regions Financial Corporation, P.O. Box 1448, Montgomery, Alabama 36102. Telephone requests may be directed to (205) 832-8450.

                                  THE COMPANY

     Regions, a Delaware corporation headquartered in Birmingham, Alabama, is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions was formed in 1971 under the name First Alabama Bancshares, Inc. and became the first bank holding company in Alabama with the consolidation of three Alabama banks with, at that time, approximately $600 million in assets. At March 31, 1994, Regions had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $8.8 billion and stockholders' equity of approximately $878 million and, based on March 31, 1994, was the third largest bank holding company headquartered in Alabama.

     Regions provides a diversified range of financial services, including consumer, commercial and corporate lending, retail banking, trust, mortgage banking and securities brokerage services, through six state-chartered bank subsidiaries, a federal savings bank subsidiary (collectively, the "Subsidiary Institutions") and four operating banking-related subsidiaries. At June 1, 1994, through the Subsidiary Institutions, Regions operated 168 banking offices throughout Alabama, 27 banking offices in the panhandle of Florida, 21 banking offices in Louisiana, 24 banking offices in Tennessee, and three banking offices in the Columbus, Georgia area. Regions' banking related subsidiaries are engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities. The largest banking related subsidiary, Real Estate Financing, Inc., is a mortgage banking subsidiary that, at March 31, 1994, serviced approximately $8.7 billion in real estate mortgages and operated 23 loan production offices in Alabama, Florida, Georgia, Mississippi, Tennessee and South Carolina.

     In 1993, Regions recorded its 22nd consecutive year of increased earnings and dividends. Regions' return on average assets has ranged for each of the last five fiscal years from a low of 1.20% to a high of 1.40%. Return on average assets for the three months ended March 31, 1994 was 1.30% on an annualized basis. Return on average stockholders' equity has ranged for each of the last five fiscal years from a low of 13.25% to a high of 16.14%. Return on average stockholders' equity for the three months ended March 31, 1994 was 15.55% on an annualized basis.

     At March 31, 1994, Regions had a leverage ratio and Tier 1 risk-based and total risk-based capital ratios of 7.99%, 11.74% and 14.12%, respectively. In addition, each of Regions' subsidiary banks has the requisite capital level to qualify as "well capitalized" under the prompt corrective action regulations promulgated by the federal banking agencies pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). See "Supervision and Regulation -- Capital Adequacy."

     During the last five years, Regions increased its market presence through acquisitions in several key markets. The most recent acquisitions marked Regions entry into the Louisiana market. On December 31, 1993, Regions acquired Secor Bank, Federal Savings Bank, with 42 offices in Louisiana, Alabama, and Florida. In the second quarter of 1994, Regions acquired Guaranty Bank & Trust Company in Louisiana, with six offices in the greater Baton Rouge area. Also in the second quarter of 1994, Regions added six branch offices in Florida and Alabama, with combined deposits of approximately $51 million, through transactions with the Resolution Trust Corporation ("RTC") as receiver of two institutions.

     Regions also has entered into definitive agreements to acquire the following financial institutions in the States of Alabama, Georgia, and Louisiana (collectively referred to in this Proxy Statement/Prospectus as the "Other Pending Acquisitions"):

                                                                      CONSIDERATIONS
                                                               ----------------------------
                                                      ASSET    APPROXIMATE
                      INSTITUTION                      SIZE       VALUE           TYPE
    ------------------------------------------------  ------   -----------   --------------
                                                     (DOLLARS IN MILLIONS)
    First Fayette Bancshares, Inc. and its
      subsidiary, First Bank of Fayette, Fayette,
      Alabama.......................................   $ 74    Undisclosed   Cash
    First Community Bancshares, Inc. and its
      subsidiary, First Bank of Rome, Rome,
      Georgia.......................................   $126        $24       Regions
                                                                             Common Stock
    American Bancshares, Inc. and its subsidiary
      First American Bank and Trust Company of
      Louisiana of Monroe, Louisiana................   $304        $61       Regions
                                                                             Common Stock

     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies and of the stockholders of the institutions to be acquired and, in instances where stock is to be issued as consideration, to the effectiveness of the registration statement filed or to be filed with the SEC. Moreover, closing of each transaction is subject to various contractual conditions precedent.

     Regions continues to pursue the acquisition of strategically located branch offices and whole institutions in unassisted transactions, focusing on selected situations which management believes would provide adequate return on investment. The economic and regulatory environment of the last few years has resulted in structural changes and consolidation in the banking and thrift industries which have presented opportunities for banks to acquire deposit franchises at attractive prices. Management views its acquisition activity as an opportunity to improve Regions' competitive position and financial performance. The acquisition strategy seeks "fill-in" franchises in Regions' existing markets or, as in the case of the recent acquisitions in Tennessee and Louisiana, franchises in adjacent markets. Each opportunity is evaluated independently and for its effect on Regions as a whole. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     The executive offices of Regions are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, including Regions' working capital needs, possible acquisition of other financial institutions or their assets, possible acquisitions of failed financial institutions by arrangements with regulatory authorities, possible acquisitions of other businesses of a type eligible for bank holding companies and possible reduction or repayment of outstanding indebtedness. Pending such uses, Regions may temporarily invest such proceeds. If Regions elects at the time of issuance of Debt Securities to make definite or more specific use of proceeds other than as set forth herein, such use of proceeds will be described in the corresponding Prospectus Supplement.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the five years ended December 31, 1993, are derived from the consolidated financial statements of Regions which have been audited by Ernst & Young, independent auditors. The financial data as of and for the three months ended March 31, 1994 and 1993, are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that Regions considers necessary for a fair presentation of its financial position and the results of its operations as of such dates and for such periods. Results for the three months ended March 31, 1994 and 1993, are not necessarily indicative of the results which might be expected for any other interim period or for the year as a whole. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Documents Incorporated by Reference."

                                           THREE MONTHS                                   YEAR ENDED
                                         ENDED MARCH 31,                                 DECEMBER 31,
                                     ------------------------   ---------------------------------------------------------------
                                        1994          1993         1993          1992         1991         1990         1989
                                     -----------   ----------   -----------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
  Total interest income............  $   170,906   $  135,719   $   555,667   $  536,747   $  556,821   $  519,753   $  496,392
  Total interest expense...........       73,539       51,875       213,614      224,068      292,017      297,613      292,687
  Net interest income..............       97,367       83,844       342,053      312,679      264,804      222,140      203,705
  Provision for loan losses........        4,326        7,300        21,533       27,072       24,005       24,208       15,800
  Net interest income after loan
    loss provision.................       93,041       76,544       320,520      285,607      240,799      197,932      187,905
  Total noninterest income
    excluding security gains
    (losses).......................       36,516       30,582       131,949      119,130      101,964       94,730       71,976
  Security gains (losses)..........           32           47            78          (53)        (507)        (982)         506
  Total noninterest expense........       80,145       66,091       287,026      264,659      230,340      195,611      176,707
  Income tax expense...............       16,292       13,656        53,476       44,977       33,660       27,175       21,046
  Net income.......................  $    33,152   $   27,426   $   112,045   $   95,048   $   78,256   $   68,894   $   62,634
PER SHARE:
  Net income.......................  $      0.81   $     0.74   $      3.01   $     2.60   $     2.16   $     1.91   $     1.72
  Cash dividends...................         0.30         0.26          1.04         0.91         0.87         0.84         0.76
  Book value.......................        21.39        18.09         20.73        17.62        15.76        14.54        13.48
OTHER INFORMATION:
  Average number of shares
    outstanding....................       41,059       37,290        37,205       36,532       36,191       36,097       36,331
BALANCE SHEET DATA (PERIOD END):
  Total assets.....................  $10,436,704   $7,836,913   $10,476,348   $7,881,026   $6,745,053   $6,344,406   $5,549,612
  Securities.......................    2,478,939    1,637,036     2,368,445    1,670,170    1,575,725    1,489,200    1,133,087
  Loans, net of unearned income....    6,848,701    5,187,903     6,833,246    5,142,531    4,274,958    4,092,262    3,552,082
  Total deposits...................    8,766,995    6,723,462     8,770,694    6,701,142    5,917,028    5,353,211    4,744,364
  Long-term debt...................      449,665      141,718       462,862      136,990       18,782       19,707       45,343
  Stockholders' equity.............      878,239      674,923       850,965      656,655      572,971      524,132      489,441
PERFORMANCE RATIOS:
  Return on average assets(1)......         1.30%        1.45%         1.40%        1.34%        1.23%        1.23%        1.20%
  Return on average stockholders'
    equity(1)......................        15.55        16.71         16.14        15.64        14.27        13.64        13.25
  Net interest margin(1)...........         4.25         4.98          4.82         4.98         4.78         4.67         4.65
  Efficiency(2)....................        58.71        56.47         59.24        59.87        60.77        59.22        60.68
  Dividend payout..................        37.04        35.14         34.55        35.00        40.28        43.98        44.19
EARNINGS TO FIXED CHARGES(3):
  Excluding interest on deposits...         6.50        11.80         10.90        15.15        10.04         6.88         4.01
  Including interest on deposits...         1.67         1.79          1.77         1.62         1.38         1.32         1.28
ASSET QUALITY RATIOS:
  Net charge-offs (recovery) to
    average loans, net of unearned
    income(1)......................         0.10%       (0.03)%        0.19%        0.28%        0.35%        0.44%        0.42%
  Problem assets to net loans and
    other real estate(4)...........         0.80         0.79          0.84         0.70         0.89         0.98         0.72
  Nonperforming assets to net loans
    and other real estate(5).......         0.86         0.88          1.03         0.81         1.01         1.12         0.94
  Allowance for loan losses to
    loans, net of unearned
    income.........................         1.51         1.57          1.47         1.43         1.28         1.10         1.05
  Allowance for loan losses to
    nonperforming assets(5)........       175.45       176.98        143.05       175.92       126.32        98.18       110.71

                                           THREE MONTHS                                   YEAR ENDED
                                         ENDED MARCH 31,                                 DECEMBER 31,
                                     ------------------------   ---------------------------------------------------------------
                                        1994          1993         1993          1992         1991         1990         1989
                                     -----------   ----------   -----------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
    average assets.................         8.35%        8.67%         8.70%        8.59%        8.63%        9.03%        9.06%
  Average loans to average
    deposits.......................        78.23        77.08         78.14        72.46        73.40        76.67        75.23
  Tier 1 risk-based capital(6).....        11.74        11.99         11.13        11.68        11.85        11.31          n/a
  Total risk-based capital(6)......        14.12        14.75         13.48        14.44        13.19        12.51          n/a
  Tier 1 leverage(6)...............         7.99         8.30         10.11         8.44         8.40         7.65         8.36

- ---------------

(1) Interim period ratios are annualized.
(2) Non-interest expense divided by the sum of net interest income (tax-equivalent basis) and non-interest income net of gains (losses) from security transactions.
(3) Earnings represent net income plus applicable income taxes and fixed charges. Fixed charges represent-interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.
(4) Problem assets include loans on a nonaccrual basis, restructured loans and foreclosed properties.
(5) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due and foreclosed properties.
(6) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

                            SUMMARY FINANCIAL REVIEW

     The following summary information should be read in conjunction with and is qualified by the Consolidated Financial Statements of Regions and the related Management's Discussion and Analysis of Financial Condition and Results of Operations included in Regions' Quarterly Report on Form 10-Q for the three months ended March 31, 1994 and Annual Report on Form 10-K for the year ended December 31, 1993, which are incorporated herein by reference. See "Documents Incorporated by Reference."

RESULTS OF OPERATIONS

     Three Months Ended March 31, 1994. Net income for the first three months of 1994 was $33.2 million, a 21% increase over the $27.4 million net income earned in the first three months of 1993. On a per share basis for the comparable periods, net income increased 9% to $0.81 from $0.74.

     Net interest income for the three months increased 16% to $97.4 million from $83.8 million for the corresponding 1993 period. The increased net interest income resulted from a higher level of earning assets, partially offset by lower spreads on those earning assets. On a taxable equivalent basis, the net interest margin was 4.25% for the three months ended March 31, 1994, down 73 basis points from 4.98% during the same period in 1993.

     Non-interest income totalled $36.5 million, an increase of 19% from 1993's $30.6 million. This increase resulted primarily from higher trust fees, deposit account fees and charges, mortgage servicing and origination fees, a $2.3 million gain on the sale of mortgage servicing rights, and increases in insurance, credit card and international department fees.

     Non-interest expense for the first three months of 1994 increased 21% to $
80.1 million, due primarily to expenses added by the 1993 acquisitions, increased business activity in several divisions and inflation.

     Year Ended December 31, 1993. In 1993, net income increased $17.0 million, or 18%, to $112.0 million from $95.0 million in 1992. On a per share basis, net income was $3.01, 16% higher than the $2.60 earned in 1992.

     Net interest income was $342.1 million for 1993, compared to $312.7 million for 1992, reflecting a 9% increase. On a taxable equivalent basis, the net interest margin fell 16 basis points from 4.98% to 4.82%. The increase in net interest income was primarily attributable to higher levels of earning assets, coupled with a more favorable mix of earning assets into higher yielding categories, partially offset by narrower spreads on those earning assets.

     Non-interest income was $132.0 million for 1993, 11% higher than the $119.1 million earned in 1992. The higher 1993 non-interest income resulted primarily from increases in trust income and mortgage servicing and origination fees.

     Non-interest expense totalled $287.0 million for 1993, representing an increase of 8% over the $264.7 million for the previous year. Increases in personnel expense, occupancy and equipment expense, and amortization of mortgage servicing rights, accounted for most of the increase in other noninterest expense.

BALANCE SHEET

     March 31, 1994. Total assets at March 31, 1994 were $10.4 billion, a slight decrease from December 31, 1993 and a 33% increase from March 31, 1993. Comparisons with the March 31, 1993, balance sheet are significantly affected by four acquisitions during 1993 that were accounted for as purchases, and added approximately $2.1 billion in assets. Total loans at March 31, 1994 were $6.8 billion, or .2% and 32% higher than at year-end 1993 and March 31, 1993, respectively. The four 1993 acquisitions accounted for a 23% increase in loans since March 1993, with the remaining 9% increase attributable to internal growth, primarily in consumer and one-to-four family residential mortgage loans. Total deposits were $8.8 billion at March 31, 1994, an increase of 30% from March 31, 1993. Approximately 24% of this increase resulted from the four 1993 acquisitions, with the remainder resulting from internal growth in deposits, primarily in money market, savings and interest bearing transaction accounts. Since year-end 1993, total deposits have remained relatively unchanged. Stockholders' equity at March 31, 1994 was $878 million, or 8.4% of total assets, $203 million higher than one year earlier when stockholders' equity was also 8.6% of total assets. Stockholders' equity (book value) per share grew 18% from $18.09 at March 31, 1993 to $21.39 at March 31, 1994.

     December 31, 1993. Total assets at December 31, 1993 were $10.5 billion, 33% greater than the prior year-end level, reflecting the approximately $2.1 billion in assets added by four acquisitions, and internal growth in assets. Total loans increased 33% to $6.9 billion. Approximately $1.2 billion in loans was added by the four 1993 acquisitions with the remaining increase attributable to internal growth, primarily in consumer and one-to-four family residential mortgage loans. Total deposits grew 31% to $8.8 billion, including approximately $1.6 billion in deposits added by the four 1993 acquisitions. Stockholders' equity at December 31, 1993 was $851 million, or 8.1% of total assets, $194 million higher than year-end 1992. Stockholders' equity (book value) per share was $20.73 versus $17.62 at the end of 1992, an increase of 18%.

     The following table summarizes the composition of the loan portfolio at the dates indicated:

                                                                           DECEMBER 31,
                                             MARCH 31,         -------------------------------------
                                                1994                 1993                 1992
                                          ----------------     ----------------     ----------------
                                                                 (DOLLARS IN
                                                                  THOUSANDS)
LOAN PORTFOLIO
Commercial..............................  $1,425,038    21%    $1,430,739    21%    $1,443,273    28%
Commercial mortgages....................   1,133,074    17%     1,146,156    17%       960,319    19%
Residential mortgages...................   2,470,628    36%     2,459,389    36%     1,254,536    24%
Consumer................................   1,260,948    18%     1,220,088    18%       975,208    19%
Construction............................     252,074     4%       262,918     4%       257,180     5%
Home equity.............................     223,892     3%       224,872     3%       161,233     3%
Credit cards............................      83,047     1%        89,084     1%        90,782     2%
                                          ----------   ---     ----------   ---     ----------   ---
          Total loans...................  $6,848,701   100%    $6,833,246   100%    $5,142,531   100%
                                           =========   ===      =========   ===      =========   ===

     Regions' deposits consisted of the following at the dates indicated:

                                                                           DECEMBER 31,
                                             MARCH 31,         -------------------------------------
                                                1994                 1993                 1992
                                          ----------------     ----------------     ----------------
                                                            (DOLLARS IN THOUSANDS)
DEPOSITS
Non-interest-bearing....................  $1,133,105    13%    $1,196,685    14%    $1,041,987    16%
Interest-bearing:
  Interest-bearing transaction..........   1,303,308    15%     1,326,469    15%     1,111,370    17%
  Savings...............................     787,549     9%       751,862     9%       573,946     8%
  Money market..........................   1,435,437    16%     1,426,048    16%     1,048,428    16%
  Certificates of deposit of $100,000 or
     more...............................     603,895     7%       574,492     6%       430,397     6%
  Certificates of deposit of less than
     $100,000...........................   2,591,454    30%     2,605,833    30%     1,628,878    24%
  Other interest-bearing deposits.......     912,247    10%       889,305    10%       866,136    13%
                                          ----------   ---     ----------   ---     ----------   ---
          Total interest-bearing
            deposits....................   7,633,890    87%     7,574,009    86%     5,659,155    84%
                                          ----------   ---     ----------   ---     ----------   ---
          Total deposits................  $8,766,995   100%    $8,770,694   100%    $6,701,142   100%
                                           =========   ===      =========   ===      =========   ===

ASSET QUALITY

     March 31, 1994. Nonperforming assets (including loans ninety days or more past due) at March 31, 1994 were $58.9 million or 0.86% of loans and other real estate, compared to $70.4 million or 1.03% of loans and other real estate at December 31, 1993, and $46.0 million or 0.88% of loans and other real estate at March 31, 1993.

     The allowance for loan losses at March 31, 1994 was $103.3 million or 1.51% of loans, compared to $100.8 million or 1.47% of loans at year-end 1993, and $81.3 million or 1.57% of loans at March 31, 1993. Net charge-offs for the three months ended March 31, 1994 were $1.8 million or 0 .10% of average loans on an annualized basis, compared to net recoveries of $413,000 for the three months ended March 31, 1993 or (0.03)% of average loans on an annualized basis.

     The allowance for loan losses represents management's estimate of an amount adequate in relation to the risk of future losses inherent in the loan portfolio. In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken both to ascertain probable losses to be charged off and to assess the risk characteristics of the portfolio in the aggregate. Among other factors, management considers Regions' loan loss experience, growth in the loan portfolio, composition of the loan portfolio, the amount of past due and nonperforming loans, current and anticipated economic conditions and the estimated current values of collateral securing loans in assessing the level of the allowance for loan losses.

     While it is Regions' policy to charge off in the current period loans in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy as well as conditions affecting individual borrowers, management's judgment of the allowance is necessarily approximate and imprecise. It is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a peer group identified by the regulatory agencies.

     December 31, 1993. Nonperforming assets at December 31, 1993 were $70.4 million or 1.03% of loans and other real estate, compared to $41.8 million or 0.81% of loans and other real estate at December 31, 1992. This increase was primarily attributable to the nonperforming assets added by Secor.

     At December 31, 1993, the allowance for loan losses was $ 100.8 million or 1.47% of loans, compared to $73.6 million or 1.43% of loans at December 31, 1992. The increase in the allowance resulted from a provision of $21.5 million to the allowance, less net charge-offs of $10.4 million during the year, plus $16.0 million added for acquired institutions. Net charge-offs during 1993 represented 0.19% of average loans, a decrease of $2.2 million from the previous year, when the ratio was 0.28% of average loans.

     The following table presents information on nonperforming assets at the dates indicated:

                                                                            DECEMBER 31,
                                                        MARCH 31,       ---------------------
                   NONPERFORMING ASSETS                   1994           1993          1992
    --------------------------------------------------  ---------       -------       -------
                                                               (DOLLARS IN THOUSANDS)
    Nonaccrual loans:
      Commercial......................................   $11,120        $ 8,456       $ 9,442
      Real estate.....................................    25,368         28,929        10,381
      Installment.....................................     2,524          2,134         1,948
                                                        ---------       -------       -------
              Total nonaccrual loans..................    39,012         39,519        21,771
    Other real estate.................................    11,505         13,720        11,678
    Restructured loans................................     4,061          4,169         2,777
                                                        ---------       -------       -------
              Total problem assets....................    54,578         57,408        36,226
    Loans 90 days past due............................     4,315         13,028         5,622
                                                        ---------       -------       -------
              Total nonperforming assets..............   $58,893        $70,436       $41,848
                                                         =======        =======       =======
    Nonperforming assets to loans and other real
      estate..........................................      0.86%          1.03%         0.81%
    Allowance to nonaccrual and restructured loans....    239.90         230.64        299.90
    Allowance to nonperforming assets.................    175.45         143.05        175.92

     The following table shows, for the periods indicated, activity in the allowance for loan losses:

                                                                          DECEMBER 31,
                                                     MARCH 31,       -----------------------
               ALLOWANCE FOR LOAN LOSSES               1994            1993           1992
    -----------------------------------------------  ---------       --------       --------
                                                             (DOLLARS IN THOUSANDS)
    Beginning balance..............................  $ 100,762       $ 73,619       $ 54,769
      Net charge-offs (recoveries):
         Commercial................................     (1,106)         3,634          5,265
         Real estate...............................      2,284          2,209          1,669
         Installment...............................        580          4,546          5,650
                                                     ---------       --------       --------
              Total................................      1,758         10,389         12,584
    Allowance of purchased institutions............          0         15,999          4,362
    Provision charged to expense...................      4,326         21,533         27,072
                                                     ---------       --------       --------
    Ending balance.................................  $ 103,330       $100,762       $ 73,619
                                                      ========       ========       ========
    Net charge-offs to average loans...............       0.10%(1)       0.19%          0.28%
    Allowance for loan losses to loans (at period
      end).........................................       1.51           1.47           1.43

- ---------------

(1) Annualized.

CAPITAL RESOURCES

     Regions' risk-based capital and leverage ratios exceeded all regulatory minimum guidelines at March 31, 1994. Regions is required to maintain total risk-weighted and Tier 1 capital ratios of at least 8.0% and 4.0%, respectively. In addition to risk-based capital ratios, Regions is required to maintain a minimum leverage ratio of 3%, plus an additional cushion of 1% to 2%, depending upon the risk profile of the institution and other factors. See "Supervision and Regulation -- Capital Adequacy."

     For information concerning Regions' risk-based capital ratios and leverage ratios on a historical basis, see "Selected Consolidated Financial Data." In addition, each of Regions' subsidiary banks has the requisite capital level to qualify as "well capitalized" under the prompt corrective action regulations promulgated by the federal banking agencies pursuant to the provisions of FDICIA. See "Supervision and Regulation -- Capital Adequacy."

                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions.

GENERAL

     Regions is a bank holding company, registered with the Federal Reserve under the BHC Act. As such, Regions and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

     The BHC Act prohibits the Federal Reserve from approving a bank holding company's application to acquire a bank or bank holding company located outside the state in which the deposits of its banking subsidiaries were greatest on the date the company became a bank holding company (Alabama in the case of Regions), unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. Alabama has adopted reciprocal interstate banking legislation permitting Alabama-based bank holding companies to acquire banks and bank holding companies in other states and allowing bank holding companies located in Arkansas, the District of Columbia, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, and West Virginia to acquire Alabama banks and bank holding companies.

     The BHC Act generally prohibits Regions from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible bank-related activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, their deposits are insured by the FDIC to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     Because each of Regions' subsidiary banks is a state-chartered bank that is not a member of the Federal Reserve System, such banks are subject to supervision and examination by the FDIC. Regions' subsidiary savings bank is a federally-chartered savings bank that is a member of the Federal Home Loan Bank System and is subject to supervision and examination by the Office of Thrift Supervision ("OTS") and to the back-up supervisory authority of the FDIC. Such agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. Such agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

     The Subsidiary Institutions are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a Subsidiary Institution, to assess such institution's record in meeting the credit needs of the community served by that institution, including low and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each Subsidiary Institution of the applicant bank holding company, and such records may be the basis for denying the application.

     In December 1993, the federal banking agencies proposed to revise their CRA regulations in order to provide clearer guidance to depository institutions on the nature and extent of their CRA obligations and the methods by which those obligations will be assessed and enforced. The proposed regulations substitute for the current process-based CRA assessment factors a new evaluation system that would rate institutions based on their actual performance in meeting community credit needs. Under the proposal, all depository institutions would be subject to three CRA-related tests: a lending test; an investment test; and a service test. The lending test, which would be the primary test for all institutions other than wholesale and limited-purpose banks, would evaluate an institution's lending activities by comparing the institution's share of housing, small business, and consumer loans in low-and moderate-income areas in its service area with its share of such loans in the other parts of its service area. The agencies would also evaluate the institution's performance independent of other lenders by examining the ratio of such loans made by the institution to low-and moderate-income areas to all such loans made by the institution. At the election of an institution, the agencies would also consider "indirect" loans made by affiliates and subsidiaries of the institution as well as lending consortia and other lenders in which the institution had made lawful investments.

     The focus of the investment test, under which wholesale and limited-purpose institutions would normally be evaluated, would be the amount of assets (compared to its risk-based capital) that an institution has devoted to "qualified investments" that benefit low-and moderate-income individuals and areas in the institution's service area. The service test would evaluate an institution based on the percentage of its branch offices that are located in or are readily accessible to low-and moderate-income areas. Smaller institutions, those having total assets of less than $250 million, would be evaluated under more streamlined criteria.

     The joint agency CRA proposal provides that an institution evaluated under a given test would receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial non-compliance. The ratings for each test would then be combined to produce an overall composite rating of either outstanding, satisfactory (including both high and low satisfactory), needs to improve, or substantial non-compliance. In the case of a retail-oriented institution, its lending test rating would form the basis for its composite rating. That rating would then be increased by up to two levels in the case of outstanding or high satisfactory investment performance, increased by one level in the case of outstanding service, and decreased by one level in the case of substantial non-compliance in service. An institution found to have engaged in illegal lending discrimination would be rebuttably presumed to have a less-than-satisfactory composite CRA rating.

     Under the proposal, an institution's CRA rating will continue to be taken into account by a regulator in considering various types of applications. In addition, an institution receiving a rating of "substantial non-compliance" would be subject to civil money penalties or a cease and desist order under
Section 8 of the Federal Deposit Insurance Act (the "FDIA").

     It is uncertain at this time whether or when the CRA proposal will ultimately be adopted by the federal banking agencies in its current form.

PAYMENT OF DIVIDENDS

     Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Regions, including cash flow to pay dividends to its stockholders, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to Regions as well as Regions to its stockholders.

     As state nonmember banks, the subsidiary banks are subject to the respective laws and regulations of the States of Alabama, Florida, Georgia, Louisiana, and Tennessee and to the regulations of the FDIC as to the payment of dividends. The subsidiary savings bank is subject to the regulations of the OTS and the FDIC as to payment of dividends.

     If, in the opinion of the federal regulatory agencies, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The Federal Reserve, the FDIC, and the OTS have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "-- Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At March 31, 1994, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $214 million.

     The payment of dividends by Regions and the Subsidiary Institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

TRANSACTIONS WITH AFFILIATES

     There are various restrictions on the extent to which Regions and it nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease, or sale of property or furnishing of services.

CAPITAL ADEQUACY

     Regions and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions, the FDIC in the case of the subsidiary banks, and the OTS in the case of the subsidiary savings bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. At March 31, 1994, Regions' consolidated Tier 1 Capital and Total Capital ratios were 11.7% and 14.1%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. Regions' Leverage Ratio at March 31, 1994 was 8.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC and Regions' subsidiary savings bank is subject to tangible, risk-based, and core capital requirements adopted by the OTS. Each of Regions' Subsidiary Institutions was in compliance with applicable minimum capital requirements as of December 31, 1993. Neither Regions nor any of the Subsidiary Institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "-- Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OTS have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards which would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the FDIA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective on December 19, 1992, the federal banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rule implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10.0% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0% or a Tier 1 Capital ratio of less than 4.0% or a Leverage Ratio that is less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio that is less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     In the case of an institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, the institution is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are (i) significantly undercapitalized or (ii) undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.

     At March 31, 1994, all of Regions' Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.

BROKERED DEPOSITS

     The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a depository institution cannot accept, rollover, or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized depository institution may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because all of the Subsidiary Institutions of Regions had at March 31, 1994, the requisite capital levels to qualify as well capitalized, Regions believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Institutions.

FDIC INSURANCE ASSESSMENTS

     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994 and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994, as they had during 1993, will range from .23% of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy" to .31% of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

     The FDIC is authorized to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the results of operations of Regions.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

NEW SAFETY AND SOUNDNESS STANDARDS

     In November 1993, federal banking agencies issued for comment proposed safety and soundness standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees, and benefits. With respect to internal controls, information systems, and internal audit systems, the standards describe the functions that adequate internal controls and information systems must be able to perform, including (i) monitoring adherence to prescribed policies, (ii) effective risk management, (iii) timely and accurate financial, operational, and regulatory reporting, (iv) safeguarding and managing assets, and (v) compliance with applicable laws and regulations. The standards also include requirements that (i) those performing internal audits be qualified and independent, (ii) internal controls and information systems be tested and reviewed, (iii) corrective actions be adequately documented, and (iv) that results of an audit be made available for review of management actions.

     As in the case of internal controls and information systems, the proposal establishes general principles and standards, rather than specific requirements, that must be followed in other areas. For example, loan documentation and credit underwriting practices must be such that they enable the institution to make an informed lending decision and assess credit risk on an ongoing basis. Similarly, an institution must manage interest rate risk "in a manner that is appropriate to the size of [the institution] and the complexity of its assets and liabilities" and must conduct any asset growth in accordance with a plan that has taken a variety of factors such as deposit volatility, capital, and interest rate risk into account. The proposal also prohibits "excessive compensation," which is defined as amounts paid that are unreasonable or disproportionate to the services performed by an officer, employee, director, or principal stockholder in light of all circumstances. In order to help alert institutions and their regulators to deteriorating financial conditions, the proposed rule also would impose a maximum ratio of classified assets to total capital of 1.0 and, in the case of an institution that had incurred a net loss over the last four quarters, would require that institution to have sufficient capital to absorb a similar loss over the next four quarters and still remain in compliance with its minimum capital requirements.

DEPOSITOR PREFERENCE

     Legislation recently enacted by Congress establishes a nationwide depositor preference rule in the event of a bank failure. Under this arrangement, all deposits and certain other claims against a bank, including the claim of the FDIC as subrogee of insured depositors, would receive payment in full before any general creditor of the bank would be entitled to any payment in the event of an insolvency or liquidation of the bank.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture (the "Indenture"), entered into between Regions and Bankers Trust Company, as trustee (the "Trustee") as of December 1, 1992, and, if applicable, any supplemental indenture. The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Indenture. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indenture.

GENERAL

     Although the amount of Debt Securities offered by this Prospectus will be limited to the aggregate initial offering price described on the cover page of this Prospectus, the Indenture does not include any limitations on the amount of debt securities that may be issued thereunder from time to time in one or more series. (Section 301).

     The Senior Debt Securities will be unsecured and will rank equally with all unsecured Senior Indebtedness of Regions (as described below). The Subordinated Debt Securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness of Regions (as described below). (Sections 101, 1502). Regions has issued and outstanding $75,000,000 unsecured, subordinated indebtedness. Subordinated Debt Securities may be issued on a parity with previously outstanding subordinated indebtedness of Regions, or may be issued senior to or subordinate to the outstanding subordinated indebtedness.

     Principal, premium, if any, and interest on the Debt Securities will be payable and the Debt Securities may be transferable or exchangeable, without payment of any service charge, other than any tax or governmental charge payable in connection therewith, at the principal Corporate Trust Office of the Trustee and at any other office or agency maintained by Regions for such purposes, except that at the option of Regions, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 307, 1002). The Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. (Section 502). Special federal income tax consequences and other considerations applicable to any such Debt Securities will be described in the corresponding Prospectus Supplement relating thereto.

     Because Regions is a holding company, its rights and the rights of its creditors, including the holders of the Debt Securities offered hereby, to participate in any distribution of the assets of any subsidiary of Regions upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors (including, in the case of a subsidiary bank, its depositors), except to the extent that Regions may itself be a creditor with recognized claims against such subsidiary. Claims on subsidiaries of Regions by creditors other than Regions include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. See "The Company" and "Supervision and Regulation."

     Reference is made to the Prospectus Supplement for the specific terms of the Debt Securities offered hereby, including: (i) the specific title of the Debt Securities; (ii) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) the aggregate principal amount of the Debt Securities offered hereby; (iv) the denominations in which the Debt Securities are authorized to be issued and whether the Debt Securities will be issued in registered form, without coupons or in global book-entry registered form;

(v) any sinking fund provisions; (vi) the percentage of the principal amount at which the Debt Securities will be issued; (vii) the date on which the Debt Securities will mature; (viii) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Debt Securities will bear interest (which may be fixed or variable); (ix) any premium payments; (x) the times at which any such interest will be payable; (xi) any provisions relating to optional or mandatory redemption of the Debt Securities at the option of Regions or the holders of the Debt Securities or pursuant to sinking fund or analogous provisions; (xii) any terms by which such Debt Securities may be convertible into Common Stock or other securities of Regions; (xiii) any provisions relating to the conversion or exchange of the Debt Securities into Debt Securities of another series; (xiv) the place or places at which Regions will make payments of principal (and premium, if any) and interest, if any, and the method of such payment; (xv) any additional covenants and Events of Default (as described below) and the remedies with respect thereto not currently set forth in the Indenture; and (xvi) any other specific terms of the Debt Securities.

SUBORDINATION

     The Subordinated Debt Securities are subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of Regions. (Section 1502). "Senior Indebtedness" is defined for this purpose by the Indenture to include all indebtedness and other obligations of Regions to its creditors, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, including, but not limited to, (i) the principal of, any premium, if any, and interest on all indebtedness for money borrowed, (ii) all obligations to make payment pursuant to the terms of financial instruments (including securities contracts, derivative instruments, option contracts and similar financial instruments), (iii) any indebtedness or obligations of others of the kind described in either (i) or (ii) above for the payment of which Regions is responsible or liable as guarantor or otherwise, and
(iv) any deferrals, renewals or extensions of any such Senior Indebtedness, other than the Subordinated Debt Securities and any other obligations expressly made subordinate in right of payment to Senior Indebtedness. (Section 101). The Senior Debt Securities are Senior Indebtedness of Regions. As of March 31, 1994, there was an aggregate of approximately $584.4 million in borrowed funds of Regions outstanding, approximately $449.6 million of which represented long-term debt and $134.8 million of which represented short-term borrowings, including $114.6 million of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time. The Indenture does not limit the amount of Senior Debt Securities or Subordinated Debt Securities that Regions may incur. (Section
301).

     No payment on account of principal of or interest, if any, on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by Regions or any of its subsidiaries, if any default or Event of Default with respect to any Senior Indebtedness shall have occurred and be continuing. (Section 1502).

     Upon any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets, dissolution, liquidation or other marshaling of the assets and liabilities of Regions, no amount shall be paid by Regions, in respect of the principal, premium, if any, or interest on the Subordinated Debt Securities unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof. (Section 1502).

     In the event that any payment or distribution of any character, whether in cash or other property, shall be received by the Trustee or any Holder of Subordinated Debt Securities in contravention of any of the subordination terms thereof, such payment or distribution shall, provided that the Trustee shall have received notice of an event which triggers a requirement that no payment be made with respect to Subordinated Debt Securities at least three business days prior to the date for any payment on Subordinated Securities, be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. (Section 1502). In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution or security, each holder of Senior Indebtedness is hereby irrevocably authorized to endorse or assign the same. (Section 1502). Notwithstanding the foregoing, Holders of Subordinated Debt Securities may receive securities of Regions or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization.

     Upon the payment in full of all Senior Indebtedness, the Holders of Subordinated Debt Securities shall be subrogated (equally and ratably with the holders of all indebtedness of Regions which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Regions applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full. (Section 1502).

COVENANTS

     In the Indenture Regions agrees not to merge or consolidate with another entity or to sell its properties or assets as an entirety unless the successor entity expressly assumes the obligations of Regions with respect to the Debt Securities and the covenants of Regions under the Indenture. (Section 801). The Indenture does not restrict Regions from incurring, assuming or becoming liable for any type of debt nor from creating, assuming, incurring or permitting any mortgage, pledge, encumbrance, lien or charge on its property. In addition, the Indenture does not include any covenant or any other provision which would provide any recourse or other protection to the holders of the Debt Securities in the event of any decline in credit rating or other indicia of credit quality, no matter how sudden or significant, resulting from any cause, including from a merger, consolidation, change in control, recapitalization or similar restructuring.

     The Indenture does not restrict Regions' ability to sell, encumber or otherwise dispose of the stock of its subsidiaries, including the stock of First Alabama Bank.

MODIFICATION OF THE INDENTURE

     The Indenture includes provisions permitting Regions and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of all series of such Debt Securities to be affected at the time outstanding under the Indenture (voting as one class), to modify, by supplemental indenture, the Indenture or the rights of the Holders of such Debt Securities, except that without the consent of each Holder of each outstanding Debt Security affected thereby, no such modification shall: (i) extend the fixed maturity, reduce the principal amount or redemption premium, if any, or reduce the rate or extend the time of payment of interest on any Debt Security; (ii) reduce the percentage in principal amount of the outstanding Debt Securities, the consent of whose Holders is required to approve any such modification or to waive any default or other waivable requirement of the indenture; (iii) change the obligation of Regions to maintain an office or agent for payment; or (iv) modify any applicable subordination provisions in a manner adverse to the holder of any of the Debt Securities. (Section 902).

DEFAULTS AND LIMITED RIGHTS OF ACCELERATION

     An Event of Default is defined in the Indenture as (i) a default in the payment of principal or premium thereon at maturity or in the deposit of any sinking fund payment when and as due by the terms of Debt Securities of a series, (ii) a default in the payment of interest at the due date thereof and the continuance of such default for a period of 30 days, (iii) a default in the performance of or breach of any other covenant therein by Regions and continuance of such default or breach for a period of 60 days after notice thereof to Regions by the Trustee or the holders of 15% in principal amount of the affected series, or (iv) certain events of bankruptcy, insolvency proceedings or reorganization of Regions. (Section 501).

     Payment of principal of the Debt Securities may be accelerated only in the case of an "Acceleration Event," which is defined in the Indenture as including only the bankruptcy, insolvency proceedings or reorganization events with respect to Regions that constitute an Event of Default. (Sections 101, 501). There is no right of acceleration in the case of a default in the payment of principal, any premium or interest on the Debt Securities or the performance of any other covenant of Regions in the Indenture.

     In the event an Acceleration Event shall have occurred and shall be continuing, either the Trustee or the Holders of 25% in principal amount of those affected series of Debt Securities then outstanding under the Indenture may declare the principal amount of all of such series of Debt Securities to be due and payable immediately. (Section 502). Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the Holders of a majority in principal amount of the Debt Securities then outstanding. (Section 502).

     Regions is obligated to furnish the Trustee annually a statement as to the compliance by Regions with all conditions and covenants under the Indenture. (Section 704).

COLLECTION OF INDEBTEDNESS

     The Indenture also provides that in the event of a failure by Regions to make payment of principal of, or applicable premium or sinking fund installment or interest on, the Debt Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days) Regions will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Debt Securities, the whole amount then due and payable on the Debt Securities for principal and any premium, sinking fund installment and interest, including, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, on any sinking fund installment and on any overdue interest, computed from the date of default in the payment of such interest, at the rate or rates prescribed therefor in such Debt Securities. (Section 503). The Indenture further provides that if Regions fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 503). The Indenture includes limitations on the right of any Holder of the Debt Securities to institute judicial proceedings in respect thereto. (Section 507). However, the Indenture provides that notwithstanding any other provision of the Indenture, the Holder of any Debt Security shall have the right to institute suit for the enforcement of any payment of principal of and interest on such Debt Security on the respective stated maturities expressed in such Debt Security and that such right shall not be impaired without the consent of such Holder. (Section 508).

     The Holders of a majority in principal amount of the Debt Securities then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, subject to certain exceptions. (Section 512). The Indenture requires the annual filing by Regions with the Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture. (Section 1004).

CONCERNING THE TRUSTEE

     Regions and Bankers Trust Company have from time to time engaged in customary banking transactions in the ordinary course of business.

                              PLAN OF DISTRIBUTION

     Regions may sell the Debt Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and may also sell the Debt Securities directly to other purchasers or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement corresponding to such Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to Regions from such sales, any underwriting discounts, agency fees and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the Prospectus Supplement with respect to such offering. Unless otherwise set forth in the Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased.

     The Debt Securities may be sold directly by Regions or through agents designated by Regions from time to time. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commission payable by Regions to such agent will be set forth, in the corresponding Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Debt Securities will be newly issued securities with no established market. No assurance can be given as to the liquidity of the trading market, if any, for any of the Debt Securities.

     Underwriters and agents may be entitled under agreements entered into with Regions to indemnification by Regions against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents also may be customers of, engage in transactions with or perform other services for Regions in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements of Regions, incorporated by reference in Regions' Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the Debt Securities offered hereby will be passed upon for Regions by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson partner in the law firm of Lange, Simpson, Robinson & Somerville, is a director of Regions. At June 16, 1994, attorneys of that firm beneficially owned, directly or indirectly, an aggregate of 120,695 shares of Regions common stock.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

    Securities Act registration fee...........................................  $ 34,433
    Printing and engraving....................................................    50,000
    Legal fees and expenses...................................................    40,000
    Accounting fees and expenses..............................................    40,000
    Blue Sky fees and expenses................................................    25,000
    Fees of indenture trustee.................................................    25,000
    Miscellaneous.............................................................    10,000
                                                                                --------
                                                                                 224,433

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10 of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith which involved intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          "(e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

     4.1  --   Trust Indenture dated as of December 1, 1992 -- incorporated by reference from
               Registration Statement, file no. 33-45714, of Regions Financial Corporation
               (formerly First Alabama Banchsares, Inc.).
     5.1  --   Form of Opinion Re: legality.
    12.1  --   Calculation of Earnings to Fixed Charges and to Combined Fixed Charges.
    23.1  --   Consent of Ernst & Young.
    23.2  --   Consent of Lange, Simpson, Robinson & Somerville -- to be included in Exhibit 5.1
    24.   --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
    26.1  --   Statement of Eligibility and Qualification of Indenture Trustee on Form T-1.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

             Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes: (1) to use to its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchaser is proposed to be made."

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA ON THIS THE 20TH DAY OF JUNE, 1994.

                                          Registrant:

                                          REGIONS FINANCIAL CORPORATION

                                          BY:   /s/  RICHARD D. HORSLEY
                                                -------------------------
                                                    Richard D. Horsley
                                                   Vice Chairman of the
                                                     Board and Executive
                                                      Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Horsley and Virginia L. Martin, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    -------------------------------    --------------
        /s/  J. STANLEY MACKIN                Chairman of the Board and Chief    June 20, 1994
- ------------------------------------------      Executive Officer and
             J. Stanley MacKin                  Director

       /s/  RICHARD D. HORSLEY                Vice Chairman of the Board and     June 20, 1994
- ------------------------------------------      Executive Financial Officer
            Richard D. Horsley                  and Director

       /s/  ROBERT P. HOUSTON                 Executive Vice President and       June 20, 1994
- ------------------------------------------      Comptroller
            Robert P. Houston
                                              Director
- ------------------------------------------
             Sheila S. Blair

      /s/  JAMES B. BOONE, JR.                Director                           June 20, 1994
- ------------------------------------------
           James B. Boone, Jr.

      /s/  ALBERT P. BREWER                   Director                           June 20, 1994
- ------------------------------------------
           Albert P. Brewer

      /s/  JAMES S.M. FRENCH                  Director                           June 20, 1994
- ------------------------------------------
           James S.M. French

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    -------------------------------    --------------
       /s/  CATESBY AP C. JONES               Director                           June 20, 1994
- ------------------------------------------
            Catesby ap C. Jones

          /s/  OLIN B. KING                   Director                           June 20, 1994
- ------------------------------------------
               Olin B. King

     /s/  H. MANNING MCPHILLIPS, JR.          Director                           June 20, 1994
- ------------------------------------------
          H. Manning McPhillips, Jr.

          /s/  HENRY E. SIMPSON               Director                           June 20, 1994
- ------------------------------------------
               Henry E. Simpson

      /s/  ROBERT E. STEINER, III             Director                           June 20, 1994
- ------------------------------------------
           Robert E. Steiner, III

       /s/  LEE J. STYSLINGER, JR.            Director                           June 20, 1994
- ------------------------------------------
            Lee J. Styslinger, Jr.

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                     DESCRIPTION                                    PAGE
- -------       ----------------------------------------------------------------------  ------------
   4.1   --   Trust Indenture dated as of December 1, 1992 -- incorporated by reference from Registration Statement, file No. 33-45714, of Regions
              Financial Corporation (formerly First Alabama Bancshares, Inc.)
   5.1   --   Form of Opinion Re: legality
  12.1   --   Calculation of Earnings to Fixed Charges and to Combined Fixed
              Charges.
  23.1   --   Consent of Ernst & Young.
  23.2   --   Consent of Lange, Simpson, Robinson & Somerville -- to be included in
              Exhibit 5.1
  24.    --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
  25.    --   Statement of Eligibility and Qualification of Indenture Trustee on
              Form T-1.